

March 6, 2024

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Company**
> **Correspondence to Registration Statement on Form S-3**
> **Filed February 23, 2024**
> **File No. 333-276329**

Dear Ryan Melsert:

We have reviewed your correspondence to the registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Form 8-K filed January 22, 2024

Exhibit 96.1, page 1

1. We note that you have filed an updated technical report summary dated January 2024, and that the updated technical report summary includes a resource update; however the economic analysis includes the mineral resources from your prior technical report summary, that are no longer current and appear to be obsolete. A cash flow analysis in an initial assessment is not required, as suggested by Item 1302(d)(4) of Regulation S-K, however when an economic analysis is included in the initial assessment it should be based upon the current mineral resources.

   Please revise the January 2024 technical report summary to remove the economic analysis that is based upon your mineral resources that are no longer current, or update the economic analysis with the current mineral resources.

2. We note the disclosure on page 89 of the January 2024 technical report summary that the lithium cut-off grade was calculated using the processing and general and administrative costs, as well as the lithium price, and recovery provided in Table 11-9. Please expand the disclosure to clarify how the inputs reconcile to the 300ppm resource cut-off grade and provide us with the underlying calculations.

3. Please obtain a revised technical report summary for our review that includes the changes that you have communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.

General

4. We note your responses to the comments in our letter dated January 18, 2024. Please note that we may have additional comments at such time as the revised documents described in your response are filed.

5. Additionally please ensure investor presentations, such as those furnished in your 8-K filed on January 24, 2024 and 8-K filed on January 31, 2024, reflect changes communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.

   For engineering related questions please contact John Coleman at 202-551-3610. Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Bowler